-------------------------
   FORM 4
__ Check this box if no
   longer subject to
   Section 16. Form 4
   or Form 5 obligations
   may continue. See
   Instruction 1(b).

-------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934.
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.



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
--------------------------------------------------- ------------------------------------------------------ -------------------------
1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    or Perporting Person*                                                                             (Check all applicable)
                                                                            __ Director                    X  10% Owner
                                                                            X  Officer (give title below)  __ Other (specify below)
                                                                            Chief Executive Officer & President
Rittereiser,  Fredric     W.   The Ashton Technology Group, Inc. "ASTN"
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(Last)        (First)   (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Reporting
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                         X  Form Filed by One Reporting Person
                                                  (Voluntary)             February 1997    __ Form Filed by More than One Reporting
                                                                                              Person
20 Maple Street
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                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

Toms River,      NJ          08753                                        October, 1996
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(City)         (State)       (Zip)         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3 and     (Instr. 4)
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                                         Code   V          Amount  (A) or (D)  Price
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Common Stock                 2/9/97       P                750,000  A          $2.67      750,000            D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, See Instruction 4(b)(v).

FORM 4 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)



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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and4)                at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month       4)
                                                                                                  (Instr.
                                                                                                  4)
                                    ----------------------------------------------------------
                                    Code V    (A)      (D) Date    Expir- Title Amount
                                                           Exerci- ation        or of
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
                                   ----------------------------------------------------------
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Common Stock     $4.50   10/22/96   J(1) V    1,000,000    4/2/97  6/2/97 Com-  1,000,000  N/A    1,000,000       D
Call Options                                                              mon
                                                                          Stock
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Common Stock     $4.50   10/22/96   J(2) V      107,500     (2)     (2)   Com-   107,500   N/A      107,500       D
Put Options                                                               mon
                                                                          Stock
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Explanation of Responses:
(1) - (3) See Exhibit A

** Intentional misstatements or omissions of                /s/ Fredric W. Rittereiser                     February 14, 1997
   facts constitute Federal Criminal               --------------------------------------------       ------------------------------
   Violations                                            ** Signature of Reporting Person                         Date
   See 18 U.S.C. and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one
         of which must be manually signed.
         If space provided is insufficient,
         see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*   If the form is filed by more than one reporting person, See Instruction 4(b)(v).

                        February 1997 Addendum to FORM 4
        for Fredric W. Rittereiser for The Ashton Technology Group, Inc.

(1) Subject to the terms and conditions of a Settlement Agreement, dated October 22, 1996, and in consideration for $250,000 payable by Fredric W. Rittereiser to Helen J. Tate, as trustee for the Tate Trusts, Fredric W.
     Rittereiser or his designee shall have the right and option (the "Call Option") to purchase and acquire all of the 1,000,000 Trust Shares of Ashton Common Stock for a total purchase price of $4,500,000.

(2) Subject to the terms and conditions of a Settlement Agreement, dated October 22, 1996, Fredric W. Rittereiser granted to Raymond T. Tate the right and option (the "Put Option"), exercisable by written notice to Fredric W. Rittereiser or his designee, at any time during the period beginning at 12:00 a.m., New York time, on the business day immediately following exercise of the Call Option and ending at 11:59 p.m. on the fifth business day immediately following exercise of the Call Option (the "Put Exercise Period"), to require Fredric W. Rittereiser or his designee to purchase and acquire from Raymond T. Tate all 107,500 of the Tate Shares for a total purchase price of $483,750 (the "Put Exercise Price").

(3) The Dover Group, Inc., Fredric W. Rittereiser, or his or its designee will purchase $750,000 shares from David N. Rosenaft for $2,000,000 on April 10, 1997, pursuant to a Settlement Agreement and Stock Purchase Agreement dated as of January 30, 1997.